LATHAM & WATKINS llp
November 8, 2007
555 Eleventh Street, N.W., Suite 1000
Washington, D.C. 20004-1304
Tel: +202.637.2200 Fax: +202.637.2201
www.lw.com
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VIA EDGAR AND HAND COURIER
Mr. Larry Spirgel
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	K12 Inc. Registration Statement on Form S-1 (File No. 333-144894)
Dear Mr. Spirgel:
     We hereby respond on behalf of K12 Inc. (the “Company”) to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), as set forth in the Staff’s letter of comment dated October 19, 2007 (the “Comment Letter”), to the above referenced Registration Statement. The Company has filed, via EDGAR, this letter (tagged correspondence) and Amendment No. 4 to the Registration Statement (“Amendment No. 4”). We also make reference to our letters to you dated October 26, 2007, which responded to comments 10 and 11 to the Comment Letter.
     As previously discussed with the Staff on Friday, October 26, 2007, the Company has included in Amendment No. 4 its interim financial statements as of and for the three months ended September 30, 2007. In addition, you will note that the Company has entered into a Stock Subscription Agreement with a non-U.S. person (the “Investor”) to sell to the Investor $15 million worth of shares of the Company’s common stock, at the IPO price to the public, in a transaction outside of the United States in reliance upon Regulation S under the Securities Act. The Company hereby confirms that discussions with the Investor regarding this investment commenced in April 2007 and that the Company made no directed selling efforts in the United States.
     For your convenience, we are sending a copy of this letter, Amendment No. 4 and supplemental materials in non-EDGAR format, and will forward a courtesy package of these documents to our examiners: Joseph Cascarano, Robert Littlepage, John Harrington and Kathleen Krebs.
     The Company has the following responses to the Staff’s comments in the Comment Letter. For your convenience, each response corresponds to the comment that immediately precedes it, each of which has been reproduced from the Comment Letter in the order presented. In addition, please note that the page references in our responses correspond to the pagination of Amendment No. 4, which pagination differs from that in the originally filed Registration Statement in some respects.

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Management’s Discussion and Analysis of Financial Condition and Results of
Operations, Page 29
Key Aspects and Trends of Our Operations, page 30
Selling, Administrative and Other Operating Expenses, page 3
1.	We note your revision in response to our prior comment two. Please explain your statement that “current management resources and other corporate infrastructure can scale effectively...” Clarify what expenses you are referring to and why these expenses are not expected to increase as fast as other selling, administrative and other operating expenses as you continue to grow.
Response:
We revised the Registration Statement to include the requested disclosure. Please see page 33 of Amendment No. 4.
Business, page 4
Our Company, page 49
2.	We note your revised disclosure in the second paragraph on page 50 in response to our prior comment five. However, based on your revised disclosure, it is not clear to us what services you provide to the “additional 27 schools” you mention. Please further revise to clarify your relationship with these additional 27 schools.
Response:
We revised the Registration Statement to include the requested disclosure. Please see page 51 of Amendment No. 4.
Competition, page 63
3.	We note your response to our prior comment six. Please revise your disclosure to briefly describe why you are not able to provide meaningful market share data with respect to your virtual public school operations.
Response:
We revised the Registration Statement to include the requested disclosure. Please see page 66 of Amendment No. 4.
Regulation, page 67
4.	Balance your statement on page 67 that you “believe that new legislation would be required in only a few states to expand [your] ability to serve virtual public schools” with disclosure about the difficulty in generally getting such legislation enacted. We note on

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page 83 that the achievement of jurisdictional and enrollment expansion targets typically involves a major initiative (often taking several years) to secure legislation and regulations permitting virtual public schools.
Response:
We revised the Registration Statement to include the requested disclosure. Please see page 69 of Amendment No. 4.
Compensation Discussion and Analysis, page 80
Elements of Compensation, page 81
5.	We note your revised disclosure on pages 81 and 82 in response to our prior comment eight. Please further revise to explain how individual contributions were measured and discuss how the factors you cite contributed to difference in bonus levels.
Response:
We revised the Registration Statement to include the requested disclosure. Please see page 83-84 of Amendment No. 4.
Employment, Severance and Change in Control Arrangements, page 84
6.	We note your revised disclosure on page 84. If any other individual or individuals served as your principal executive officer or principal financial officer during your fiscal year ended June 30, 2007, revise your Compensation Discussion and Analysis and compensation tables to reflect that such other individuals are named executive officers. Refer to Regulation S-K Items 402(a)(3)(i) and (ii) and 402(a)(4).
Response:
From July 1, 2006 to May 17, 2007, we did not have a named principal executive officer but Messrs. Packard and Baule shared the responsibilities for managing the Company at the direction of the Board of Directors. During that period, Mr. Baule served as Chief Financial Officer prior to his appointment as Chief Operating Officer in fiscal year 2008.
Audited Financial Statements, F-1
2. Revenue Recognition and Concentration of Revenues page F-7
7.	We note your policy disclosure concerning your compliance with the guidance in EITF 99-19. We also note your disclose on page 58 that “teachers in the virtual public schools that we serve are generally employed by the school, with ultimate authority over these teachers residing with the school’s governing body.” Tell us if you gross-up your revenues for the salaries and other related payroll costs of any teachers, administrators, or other staff persons employed by the schools. If so, please explain your basis for doing so under EITF 99-19, including a comprehensive explanation of how you have analyzed each of

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the indicators of gross revenue reporting and each of the indicators of net revenue reporting in these arrangements.
Response:
We have determined that EITF 99-19 applies to all of the Company’s “arrangements” in which we provide full turnkey management services to virtual public schools, “managed schools”, and that an appropriate application of EITF 99-19 requires the Company to record revenue related to contracts with those schools on a gross basis, according to the eight criteria established in EITF 99-19.
As it specifically relates to teacher employment, the managed schools can be segmented into two categories: those in which the teachers are employed directly by the Company, and those in which the teachers are directly employed by the non-profit section 501c3 organization and managed by the Company. In both cases, EITF 99-19 applies. In the first instance, it applies because the teachers are a direct cost of the Company. In the second instance, while the teachers are not directly paid by the Company but by the 501c3, there is no substantive difference.
In many states in which the Company manages schools, teachers must be employed by a public school to participate in the state pension program and thus employed by a 501c3. If we were unable to offer a continuation of that benefit, our ability to recruit highly qualified teachers would be adversely effected. Beyond that, the relationship between the Company and the teacher remains the same in all substantive respects.
The reasons that the teacher employment relationship (whether employed by us directly or by the 501c3) does not impact the applicability of EITF 99-19 is based upon the following factors:
1.	There is no change in the role of the teacher, the way the teacher is managed and trained, or any of the responsibilities of the Company, including the ultimate responsibility to compensate the teacher.

2.	In all respects, the Company completes an arrangement which begins with the agreement with the students to fund the education of the student and ends with the delivery of the education by the Company.

3.	The profit contribution per student is identical regardless of whether the teacher is directly or indirectly employed by the Company. State funding to the managed schools is based solely on enrollment levels and occurs at established per enrollment funding levels. The state funding is not allocated between teacher payroll, school operating costs and Company invoices. Rather, it is assumed that the funding will cover all expenses of the managed school. Until sufficient funding is received, the Company assumes the obligation to ensure the continuous operations and the solvency of the school. Effectively, the Company pays all expenses and then is reimbursed by the 501c3 once the non-profit entity is funded by the state.

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4.	We also note that under the typical state wage payment and collection laws, when two or more entities exercise joint control over, or otherwise share or codetermine, the compensation, terms, conditions and privilege of an employee’s employment, they may be deemed to be “joint employers” of that employee. Under our contracts with the schools, we assume these responsibilities in conjunction with the schools. As such, we believe liability for payment of teacher salaries would fall to the Company if the school did not make the payment, thus further supporting our obligor role.
These factors taken together demonstrate, in substance, that these teaching arrangements are the same and should receive similar accounting treatments based upon the application of EITF 99-19.
In applying EITF 99-19 to these arrangements, gross revenue reporting is, therefore, required. According to the literature, when evaluating the indicators, two of the indicators generally provide “very strong evidence of the nature of the transaction.” These are the identity of the primary obligor and the bearer of front-end inventory risk. We summarize our evaluation of all criteria below.
Evaluation of EITF 99-19 Criteria for Gross Reporting
1.	The Company is the primary obligor in the arrangement.

The Company is the primary obligor because we are the party responsible for delivering the academic services that are the subject of the arrangement. The 501c3’s with whom we contract generally have only volunteer board members and no operational resources. Therefore, all operational burdens fall on the Company. The Company has complete responsibility for managing the schools and ensuring that academic achievement goals are attained. Students look to the Company for ensuring their satisfaction including lessons, materials and technical and academic support.

2.	The Company has general inventory risk.

Our review of applicable literature indicates that in evaluating this criteria for a service transaction, a risk similar to general inventory risk exists if the reseller commits to purchase service from its supplier before it has found the customers for that service. In the arrangement with managed schools, the Company must make a determination as to how many teachers to hire; often in advance of students enrolling and the assurance that associated state funding will be forthcoming. If the Company overestimates the number of teachers required, the school will have additional payroll without receiving the enrollment-related revenue from the state. As a result, the school may operate at a deficit and may not have sufficient funds to pay all of the Company’s invoices.

3.	The Company has the ability to determine the price at which it sells the product or service.

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Under the arrangement between the Company and the managed schools, the Company agrees to provide its complete services in exchange for the per enrollment funding as determined by the state. These funding levels are known in advance of the Company entering into the contractual arrangements. In addition, our contracts contain clauses allowing us to terminate in the event of a material decline in funding levels. We believe that these two factors are indicative of our ability to determine the selling price of our services.

4.	The Company changes the product or performs part of the service.

The arrangement’s deliverable, an education provided to a student (end user), results from the combination of the Company’s curriculum, materials, computer infrastructure, and management expertise with the teachers employed by the non-profit supplier. K12’s contribution not only transforms the service provided to the end-user, but makes delivery of that service possible.

5.	The Company has discretion in supplier selection.

The value proposition offered by the virtual public school is the Company’s proprietary curriculum. Any entity holding a charter is a potential partner for the company, and the Company is able to change partners at its discretion, within existing contractual arrangements.

6.	The Company is involved in the determination of product or service specifications

The Company completely designs its proprietary curriculum according to its own specifications. The Company also makes teacher hiring, training and termination decisions and is solely responsible for academic achievement.

7.	The Company has physical loss inventory risk (after customer order or during shipping)

The cost to replace materials and computers damaged during shipment to students is borne by the Company.

8.	The Company has credit risk.

Credit risk exists due to the fact that the Company incurs expenses (such as providing school materials to the students, teacher staffing costs and other operating expenses) prior to payment from the state or district. If the state or district does not fund the school, the Company must pay the school’s suppliers if the school intends to function. “Credit risk exists if a company is responsible for collecting the sales price from a customer but must pay the amount owed to a supplier after the supplier performs, regardless of whether the sales price if fully collected.” We believe that this clearly defines the managed school as the supplier in the arrangement and the Company as the principal.

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Below we summarize our evaluation of the criteria for Net Reporting.
Evaluation of EITF 99-19 Criteria for Net Reporting
1.	The supplier (not the company) is the primary obligor in the arrangement.

The supplier (i.e. non-profit entity) is not the primary obligor as it is not responsible for fulfillment and acceptability of the product. As defined in the agreements, the Company is responsible for providing the fulfillment of the services ordered as well as customer service.

2.	The amount the Company earns is fixed

The Company does not earn a fixed amount. Its profits are determined in large part based upon whether the virtual academy operates at a deficit or surplus. Where a deficit exists, the Company realizes revenue up to the point where its invoices are fully realized. Where a surplus exists, the Company earns the full per pupil rate.

3.	The supplier (and not the Company) has credit risk

As discussed above, the Company, not the supplier, bears full credit risk.
Based upon our analysis, net revenue reporting would be inappropriate for the managed school arrangements. In addition, reporting revenue on a net basis may materially misrepresent the nature of the company’s business, its financial risks and its obligations as outlined in the management agreements. In the event of a revenue shortfall, the costs associated with school payroll and operating expenses continue to be obligations of the Company.
In limited circumstances, the Company reports revenue on a net basis. These are cases where the Company offers its online curriculum, materials and computer services to school districts without a comprehensive management services agreement. These arrangements differ from the managed school arrangements described above, as the Company does not manage schools nor have risk of loss for the funding of start-up or continuing operations. In this situation, the Company believes that EITF 99-19 does not apply to the costs of teachers and school operating expenses.
8.	We note your response to comment 17, but we continue to question the reasonableness of your policy of fully reserving your deferred tax assets. The reason you give for considering additional evidence, cumulative earnings that is insignificant when compared to cumulative revenue, does not appear relevant to an assessment of the likelihood of realizing deferred tax assets.

Regarding your analysis of additional positive and negative evidence, seasonal fluctuations in operating results alone should have no bearing on the necessity of a

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deferred tax asset valuation allowance. We also do not understand why you cite a cumulative pre-tax loss over the previous five quarters as evidence, as this double counts the fourth quarter — your poorest performing quarter of your fiscal year. This seems subjective and unbalanced, and gives the appearance of bias on the part of management.

Further, you state in your response that “the rapid growth in revenues and related expansion of infrastructure and marketing reduces the significance of the positive evidence provided by the previous three years of cumulative earnings.” It seems a rapid growth in revenues would be additional positive evidence supporting a reduction in your deferred tax asset valuation allowance. An expansion of infrastructure and marketing seem to be investments that would only be undertaken by management with art expectation of generating future income in excess of the invested amounts. It seems inconsistent to rely upon this as negative evidence when a reasonable person would only undertake such expenditures after concluding that it is more likely than not that they will provide a positive return on the amounts expended.

The information you provide in the bullets to your response to comment 17, described as “other available positive and negative evidence,” pear to be inconsistent with the factually based evidence given as examples in paragraphs 23 and 24 of SFAS No. 109. The possibility of some negative event occurring in the future is not objectively verifiable evidence. Also, you forgot to mention the benefits of an TO such as improved liquidity, reduced leverage, and access to capital, while citing the costs of being a public company as negative evidence. In this regard, we note under Use of Proceeds that it is your intention to repay outstanding debt which, with the resulting reduction of future interest expense, should be considered objectively verifiable positive evidence.

In the absence of objectively verifiable negative evidence that clearly outweighs the significant, objectively verifiable positive evidence; we believe you should reduce the amount of your deferred tax valuation allowance. Revise your financial statements or provide us an analysis that supports your current policy of fully reserving your deferred tax assets.
Response:
In connection with the completion of our financial statements for the quarter ended September 30, 2007, we have analyzed the positive and negative evidence available to us in order to determine, whether in management’s judgment, it is more likely than not that a portion of our deferred tax asset will be realizable. As part of this analysis, we have noted the Commission’s comments on our past analysis of positive and negative evidence.
Our revenue is dependent upon the number of student enrollments, the majority of which are generated in the first quarter of the fiscal year in conjunction with the start of the school year. The enrollment number at the end of the first quarter is essential for providing management with increased visibility into the profitability for the remainder of the fiscal year. At the end of our first quarter for fiscal year 2008, we experienced nearly a 50% increase in average enrollments from the year ended June 30, 2007. For our first

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quarter ended September 30, 2007, average enrollments totaled 39,493 compared to average enrollments of 27,005 for the year ended June 30, 2007. The increase in average enrollments as of September 30, 2007 resulted in an increase of approximately 57% in revenue for the first quarter of fiscal year 2008 versus the first quarter of the prior year. The increase in enrollments and revenue also represents an increase from our budgeted average enrollments and revenue previously estimated. Average enrollments is a key business measure due to the fact a significant percentage of enrolled students complete the educational year with K12 resulting in revenue that the Company recognizes over the course of the fiscal year.
As a result of the significant increase in average enrollments and the analysis of other available positive and negative information, we now believe it is more-likely-than-not that a portion of the deferred tax asset will be realizable.
In order to determine the amount of deferred tax asset that, in management’s judgment, is more-likely-than-not to be realized, we analyzed the following information:
•	As previously concluded, the only source of taxable income that we can consider is future taxable income exclusive of reversing temporary differences and carryforwards.

•	In the Company’s history, we have had two years with pre-tax book income which were our two most recently completed fiscal years.

•	Our history is fairly limited. The Company has been in existence as a standalone entity since 1999 and has generated pre-tax book losses for seven of our nine years.

•	Our recent experience of achieving our financial projections have been mixed. For the 2006 fiscal year, our pre-tax book income exceeded projections by $.6 million. For the 2007 fiscal year, our pre-tax book income fell short of projections by $1.1 million.
Based on our analysis and limited history of pre-tax income, management considered its projections for pre-tax book income for the next two fiscal years, 2008 and 2009, in estimating the amount of our deferred tax asset that is more-likely-than-not to be realized. In computing this amount, management discounted the 2008 and 2009 projections to factor in the inherent imprecision associated with forecasts. We applied a larger discount to the 2009 projection due to the more extended duration of time and less precise ability to project enrollments and overall profitability. Based on this computation, the Company is reversing its valuation allowance by approximately one third, or $9.7 million, during the quarter ended September 30, 2007. Our valuation allowance as of June 30, 2007 was approximately $29.9 million.
In future periods, we intend to evaluate our net deferred tax asset valuation allowance each quarter in order to determine when further adjustments to the allowance are appropriate. We do not anticipate adjusting our valuation allowance during the rest of 2008 unless there is a significant change in our operations during the remainder of 2008. For the first quarter of 2009, management will analyze the positive and negative information available, including our average enrollments as of September 30, 2008. If average enrollments continue to increase and our analysis of positive and negative information remains

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favorably towards positive evidence, we would expect our analysis to consider a longer period of future taxable income exclusive of reversing temporary differences and carryforwards, given the then, longer history of pre-tax book income. We would consider our updated experience with projected book income compared to actual book income in this analysis as well.
9.	It is unclear why you disclose on page 39 that you do not have a history of tax earnings when, in fact, you have had earnings before income taxes it each of the past two years. Further, it is unclear if a “history of tax earnings” is referring to taxable income before or after benefiting from reversing temporary differences and loss carryforwards. Please clarify this disclosure and advise us.
Response:
We have revised the Registration Statement to clarify the disclosure as requested. Please see page 39-40 of Amendment No. 3.
9. Stock Option Plan, pages F-17 — F-20
10.	We note your response to prior comment 73. We note that you applied a valuation discount to account for the probability of completing a public offering in your application of the PWERM approach. With respect to each of your option grants, disclose the percentage amount of this discount and explain to readers your basis for using it.
Response:
Please see our response to this comment in our letters to you dated October 26, 2007, copies of which we are supplementally furnishing directly to the Staff. In addition, we revised the Registration Statement to include the requested disclosure. Please see page 39 of Amendment No. 4.
11.	We will defer our final evaluation of this issue until you provide a reconciliation between the fair value of the common stock as of the date of each grant for the options during the one year period preceding the most recent balance sheet date and through the date of your response and the estimated IPO price of the common stock of K-12, Inc.
Response:
We previously responded to this comment in our letters to you dated October 26, 2007, copies of which we are supplementally furnishing directly to the Staff. We advise the Staff that the underwriters have further advised the Company that, based on current market conditions, they presently expect the estimated offering range to be between $3.00 and $3.55 per share prior to giving effect to a one-for-5.1 reverse stock split that the Company implemented on November 2, 2007, which range is largely consistent with that set forth in our prior letters to you.
12.	Expand your disclosures on page F-18, and elsewhere as applicable, to clearly explain why the expected life of the option term and its forfeiture rate would impact the fair value of your options. Since these factors are not related to the terms of the instrument or the fair value of the underlying common stock, they seem to have no bearing on the fair value of a stock option.

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Response:
We revised the Registration Statement to include the requested disclosure. Please see page F-31 of Amendment No. 4.
14. Subsequent Events, page F-22
13.	We note in your response to comment 23 that the company has discontinued its discussions with Socratic related to the letter of intent. Update your subsequent events disclosures on page F-22 and elsewhere, as applicable, to reflect this development
Response:
We revised the Registration Statement to include the requested disclosure. Please see page F-35 of Amendment No. 4.
Segment Disclosure
14.	We are considering your response to comment 21, your response to comment 70 of your September 26, 2007 letter, and the supplemental information provided in response to comment 22. We note you state that your chief operating decision maker reviews operating results, including expense and revenue information, at an aggregate level rather than at a school or regional level. It is unclear to us how an aggregate level evaluation allows him to be sufficiently informed to make resource allocation decisions and to assess performance, Please note in paragraph 12 of SFAS No. 131 that the term chief operating decision maker identifies a function, not necessarily a manager with a specific title, and it may be a group consisting of several executives. Explain to us why you believe your chief executive officer is functioning as the chief operating decision maker as contemplated in SFAS No. 131. Also, address in your response each of the following questions so that we may understand who is functioning; as your CODM,
a.	Tell us who reviews your operating performance on a regional basis.

b.	Tell us who reviews your operating performance at the individual school system level.

c.	Tell us who evaluates the performance of your regional managers. Tell us what he reviews when performing his performance evaluations.

d.	Tell us who makes resource allocation decisions.

e.	We note in MD&A that you have significantly increased your marketing and selling expenses — tell us who made this decision.

f.	Tell us who approves capital expenditures.

g.	Tell us who decided to enter into the virtual high school market_
Response:
We have carefully considered the staff’s comments in the context of our application of SFAS No. 131 and we continue to believe that our operations at the school and regional levels do not constitute operating segments. The nature of our business is highly

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centralized and our ability to deliver a virtual education to students in any state or region in which we operate stems from the significant fixed cost infrastructure we maintain at our headquarters in Herndon, Virginia. This central infrastructure includes the following: the product development function, which designs and produces the curriculum utilized by students; the information technology group, which produces and maintains the online systems supporting the virtual schools and manages the network to deliver the internet-based school; the marketing function, which has responsibility for recruiting students into each public virtual school; the logistics function, which sources and delivers physical learning materials and computers directly to students homes; and our call center operations, which provide technical and academic support to students at all schools we operate.
Our regional and school-based personnel are largely focused on managing the teachers and ensuring that our proprietary learning system is properly implemented. The vast majority of regional and state based personnel are teachers, who must be state-certified to teach in the virtual public schools. The number of teachers is determined based upon the number of enrolled students. In contrast with the high level of fixed costs at the corporate level, the vast majority of costs at the state and regional level are variable in nature and correlate almost directly with student enrollments.
As a result, the incremental profit associated with increased volume of enrollments is derived from the more efficient absorption of our corporate fixed cost base, not from the volume in a particular school or region. The Company does not maintain separate financial statements for its operations in individual states or regions and could not derive these without making significant estimates and allocations that would not make them individually meaningful. In addition, we do not hold regional or school managers accountable for a company operating profit generated by their school or region because revenues and a substantial portion of the costs of educating students are managed and incurred centrally, outside of their control. For these reasons, we believe that the aggregate level view of our operations is appropriate for our Chief Operating Decision Maker (CODM) in making his resource allocation decisions.
Given our highly centralized nature, we believe that our chief executive officer (CEO) is our CODM. Our CEO was a founder of the Company seven years ago and is highly involved in most operational decisions. In addition, the majority of our employees are based in one location, which facilitates a centralized hands-on management approach. However, after considering the staff’s question, it is fair to say that with the growth of the Company, the CODM role may have expanded to include the Company’s executive management team to varying levels depending upon the decision. Nonetheless, these executives utilize the same information in their decision-making as the chief executive officer. This supplemental information was provided previously in response to comment 22 in our letter of October 9, 2007.

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To ensure that we have adequately addressed the specific questions you have raised, we have further addressed these questions below in the order in which you included them in your comment.
a.	As stated above, we do not review operating performance on a regional basis or state basis. At the regional and state level, we review enrollment data and direct expenses, which consist primarily of teacher related costs.

b.	We employ, at each of the schools, a head of school, who is evaluated based upon the academic performance of the school, their ability to retain students and their success in managing teachers efficiently.

c.	Our heads of school report to our Executive Vice President (EVP) of school services. In his evaluation of the school heads, the EVP considers the academic performance of the particular school, the ability of the school head to manage teachers efficiently, their success in retaining students, and their ability to manage relationships with the school board members.

d.	Resource allocation decisions are made by the CEO and his executive management team.

e.	Our decision to increase marketing and selling expenses was made by our CEO in conjunction with his executive management team and our chief marketing officer.

f.	Capital expenditures are approved by the CEO and the COO/CFO.

g.	Our CEO made the decision to enter into the virtual high school market.
15.	In regard to the above comment, we note you state in the third bullet of your response to comment 21 that you “do not maintain separate financial statements for our regional or school-specific operations.” However, we note on page 31 you disclose that you “closely monitor the financial performance of the virtual public schools to which we provide turnkey management services. ‘ Also, in your response to comment 62 of your letter dated September 26, 2007 you indicate that you prepare annual operating budgets for schools and compare operating results to these budgets during the fiscal year. Based upon this information, it appears you do in fact have separate financial information for schools and regions, please explain.
Response:
Respectfully, we advise the staff that we differentiate between the operations of the schools, which we manage, and the school related Company operations. As part of our arrangements to operate schools, we manage the financial operations of the non-profit schools that we serve. The financial statements of these schools include Company charges for our services at our list selling prices. They do not include the actual costs incurred by the Company to provide each service. Therefore, it is not possible to determine the Company’s operating profit related to a school from these statements.
16.	We note your response to prior comment 25. We particularly note that each contract in question accounted for over 10% of your revenues for your last completed fiscal year. Your response confirms that the loss of any one agreement would have a material effect

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on the company’s operations and financials condition. Due to the materiality of each separate agreement, we believe that each should be filed as a material contract of the company.
Response:
We have filed our contract with the Ohio Virtual Academy as Exhibit 10.21 to Amendment No. 4. We do not, however, believe that our contracts with the Pennsylvania Virtual Charter School, Arizona Virtual Academy or Colorado Virtual Academy constitute material contracts within the meaning of Item 601(b)(10) of Regulation S-K.
Item 601(b)(10)(ii)(B) requires the filing of “contracts upon which the registrant’s business is substantially dependent, as in the case of continuing contracts to sell the major part of registrant’s products or services. . . .” Although our contracts with these schools are multi-year contracts, on a continuing basis we do not expect that the Company’s business will be substantially dependent upon these contracts. In particular, based on the relative contribution of these schools to our revenues during the first quarter of fiscal year 2008 and our expectations regarding our revenues in future periods, the Pennsylvania Virtual Charter School, Arizona Virtual Academy and Colorado Virtual Academy may not individually represent in excess of 10% of our consolidated revenues in fiscal year 2008, due to an increase in the number of schools that we serve in the 2007-08 school year, as compared to the number of schools we served in the 2006-07 school year. Moreover, because we tend to enter into contracts for full school years, which generally correspond with our fiscal year, and because we expect to enter into contracts to serve additional schools in future school years, we expect that these schools will represent less than 10% of our consolidated revenues in future fiscal years.
17.	Please file as an exhibit the October 5, 2007 amendment to your Credit Agreement disclosed on page 45.
Response:
We filed the October 5, 2007 amendment to our Credit Agreement as Exhibit 10.19 to Amendment No. 4.
     We acknowledge the provisions of Rules 460 and 461 regarding requesting acceleration of the Registration Statement and will allow adequate time after the filing of any amendment to the Registration Statement for further review before submitting a request for acceleration.
     Once you have had time to review our responses to the Staff’s comments and the corresponding changes in Amendment No. 4, we would appreciate the opportunity to discuss any additional questions or concerns that you may have. Please call me at (202) 637-2275.

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LATHAM & WATKINS llp
Sincerely,
/s/ William P. O’Neill

William P. O’Neill
of LATHAM & WATKINS LLP
Enclosures

cc (via fax):	Ronald J. Packard Howard D. Polsky Richard D. Truesdell, Jr. Blaise F. Brennan